UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

NIGHTHAWK RADIOLOGY HOLDINGS, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

65411N-105

(CUSIP Number of Class of Securities)

Paul E. Cartee, Esq.

Vice President, General Counsel and Secretary

250 Northwest Boulevard, #202

Coeur d’Alene, Idaho 83814

(208) 676-8321

(Name, address and telephone number of person authorized to receive notices and communication on behalf of Filing Persons)

Copies to:
Patrick J. Schultheis, Esq. Mark J. Handfelt, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 701 Fifth Avenue, Suite 5100 Seattle, Washington 98104 Tel: (206) 883-2500		Bradley L. Finkelstein, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 Tel: (650) 493-9300

CALCULATION OF REGISTRATION FEE

Transaction Valuation*	Amount of Filing Fee**
$50,000,000	$1,965

*	Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 6,211,180 shares of common stock at the maximum tender offer price of $8.05 per share.

**	The Amount of Filing Fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $39.30 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,965                                                         Filing Party: NightHawk Radiology Holdings, Inc.

Form or Registration No.: Schedule TO                                                        Date Filed: May 14, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTION

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO as so amended, originally filed on May 14, 2008 by NightHawk Radiology Holdings, Inc., a Delaware corporation (the “Company”) as amended on May 16, 2008 (the “Schedule TO”). The Schedule TO, as amended by this Amendment No. 2, relates to the offer by the Company to purchase up to 6,211,180 shares of its common stock, par value $0.001 per share, at a price not greater than $8.05 nor less than $7.45 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 14, 2008 (the “Offer to Purchase”), Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal”), previously filed as Exhibits (a)(1)(A) and (a)(1)(B) to Amendment No. 1 on May 16, 2008. The offer expired at 5:00 p.m., New York City time, on Friday, June 13, 2008. This Amendment No. 2, as it amends the Schedule TO, is intended to safety the requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended.

Only those items amended are reported in this Amendment No. 2. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 2 does not modify any of the information previously reported on Schedule TO.

Item 4. Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented by inserting at the end thereof the following:

The tender offer expired at 5:00 p.m., New York City time, on Friday, June 13, 2008. Based on a preliminary count, the Company has been advised by the depositary that 2,367,438 shares of its common stock (including approximately 1,001,457 shares of common stock delivered pursuant to guaranteed deliveries), or approximately 7.7% of the total outstanding shares of common stock, were validly tendered and not withdrawn in the tender offer at a price of $8.05 per share. In accordance with the terms of the tender offer, the Company expects to purchase 2,367,438 shares at a purchase price per share of $8.05. On June 16, 2008, the Company issued a press release announcing the preliminary results of the tender offer. A copy of this press release is filed as Exhibit (a)(1)(H) to the Schedule TO and is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Purchase dated May 14, 2008 (incorporated by reference to Amendment No. 1 to the Schedule TO filed by the Company on May 16, 2008).

(a)(1)(B)	Letter of Transmittal (incorporated by reference to Amendment No. 1 to the Schedule TO filed by the Company on May 16, 2008).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to the Schedule TO filed by the Company on May 14, 2008).

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated May 14, 2008 (incorporated by reference to the Schedule TO filed by the Company on May 14, 2008).

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated May 14, 2008 (incorporated by reference to Amendment No. 1 to the Schedule TO filed by the Company on May 16, 2008).

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to the Schedule TO filed by the Company on May 14, 2008).

(a)(1)(G)	Press Release dated May 14, 2008 (incorporated by reference to the Schedule TO filed by the Company on May 14, 2008).

(a)(1)(H)*	Press Release dated June 16, 2008.

(a)(2)	Not Applicable.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(b)	Not Applicable.

(d)(1)	Form of Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to the Registration Statement on Form S-1 (No. 333-128820) filed by the Company on October 5, 2005, as amended).

(d)(2)	Form of Amended and Restated Bylaws of the Company (incorporated by reference to the Registration Statement on Form S-1 (No. 333-128820) filed by the Company on October 5, 2005, as amended).

(d)(3)	Form of the Company’s common stock certificate (incorporated by reference to the Registration Statement on Form S-1 (No. 333-128820) filed by the Company on December 22, 2005, as amended).

(d)(4)	Registration Agreement, dated March 31, 2004, between the Company and certain holders of the Company’s common stock as named therein (incorporated by reference to the Registration Statement on Form S-1 (No. 333-128820) filed by the Company on October 5, 2005, as amended).

(d)(5)	Form of Indemnification Agreement to be entered into between the Company and its directors and officers (incorporated by reference to the Registration Statement on Form S-1 (No. 333-128820) filed by the Company on October 5, 2005, as amended).

(d)(6)	2004 Stock Plan (incorporated by reference to the Registration Statement on Form S-1 (No. 333-128820) filed by the Company on October 5, 2005, as amended).

(d)(7)	Form of Stock Option Agreement under the 2004 Stock Plan (incorporated by reference to the Registration Statement on Form S-1 (No. 333-128820) filed by the Company on October 5, 2005, as amended).

(d)(8)	2006 Equity Incentive Plan (incorporated by reference to the Registration Statement on Form S-1 (No. 333-128820) filed by the Company on January 24, 2006, as amended).

(d)(9)	Form of Stock Option Agreement under the 2006 Equity Incentive Plan (incorporated by reference to the Registration Statement on Form S-1 (No. 333-128820) filed by the Company on January 24, 2006, as amended).

(d)(10)	Employment Agreement, dated March 30, 2004, between the Company and Paul E. Berger, M.D. (incorporated by reference to the Registration Statement on Form S-1 (No. 333-128820) filed by the Company on October 5, 2005, as amended).

(d)(11)	Offer Letter with Jon D. Berger, dated March 31, 2004 (incorporated by reference to the Registration Statement on Form S-1 (No. 333-128820) filed by the Company on October 5, 2005, as amended).

(d)(12)	Professional Services Agreement, dated February 1, 2004, between Nighthawk Radiology Services, LLC and Paul E. Berger, M.D. (incorporated by reference to the Registration Statement on Form S-1 (No. 333-128820) filed by the Company on October 5, 2005, as amended).

(d)(13)	Board of Directors Compensation Policy, dated February 14, 2007 (incorporated by reference to the Registration Statement on Form 10-K (No. 000-51786) filed by the Company on March 6, 2007).

(d)(14)	Employment Agreement, dated January 8, 2007, between the Company and Mr. Timothy Mayleben (incorporated by reference to Form 8-K (No. 000-51786) filed by the Company on January 11, 2007).

(d)(15)	Letter Agreement between the Company and Mr. Charles R. Bland dated March 6, 2007 (incorporated by reference to Form 8-K (No. 000-51786) filed by the Company on April 9, 2007).

(d)(16)	Letter Agreement between the Company and Mr. Glenn R. Cole dated April 6, 2007 (incorporated by reference to Form 8-K (No. 000-51786) filed by the Company on April 9, 2007).

(d)(17)	Employment Agreement between the Company and Mr. Tim Murnane dated February 19, 2008 (incorporated by reference to Form 8-K (No. 000-51786) filed by the Company on February 25, 2008).

(d)(18)	Letter Agreement between the Company and Mr. David Engert dated April 23, 2008 (incorporated by reference to Form 8-K (No. 000-51786) filed by the Company on April 30, 2008).

(g)	Not Applicable.

(h)	Not Applicable.

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 16, 2008	NIGHTHAWK RADIOLOGY HOLDINGS, INC.

	By:	/s/ Paul E. Berger, M.D.
Name: Paul E. Berger, M.D.
Title: Chief Executive Officer

Exhibit Index

(a)(1)(A)	Offer to Purchase dated May 14, 2008 (incorporated by reference to Amendment No. 1 to the Schedule TO filed by the Company on May 16, 2008).

(a)(1)(B)	Letter of Transmittal (incorporated by reference to the Schedule TO filed by the Company on May 14, 2008) (incorporated by reference to Amendment No. 1 to the Schedule TO filed by the Company on May 16, 2008).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to the Schedule TO filed by the Company on May 14, 2008).

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated May 14, 2008 (incorporated by reference to the Schedule TO filed by the Company on May 14, 2008).

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated May 14, 2008 (incorporated by reference to Amendment No. 1 to the Schedule TO filed by the Company on May 16, 2008).

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to the Schedule TO filed by the Company on May 14, 2008).

(a)(1)(G)	Press Release dated May 14, 2008 (incorporated by reference to the Schedule TO filed by the Company on May 14, 2008).

(a)(1)(H)*	Press Release dated June 16, 2008.

(a)(2)	Not Applicable.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(b)	Not Applicable.

(d)(1)	Form of Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to the Registration Statement on Form S-1 (No. 333-128820) filed by the Company on October 5, 2005, as amended).

(d)(2)	Form of Amended and Restated Bylaws of the Company (incorporated by reference to the Registration Statement on Form S-1 (No. 333-128820) filed by the Company on October 5, 2005, as amended).

(d)(3)	Form of the Company’s common stock certificate (incorporated by reference to the Registration Statement on Form S-1 (No. 333-128820) filed by the Company on December 22, 2005, as amended).

(d)(4)	Registration Agreement, dated March 31, 2004, between the Company and certain holders of the Company’s common stock as named therein (incorporated by reference to the Registration Statement on Form S-1 (No. 333-128820) filed by the Company on October 5, 2005, as amended).

(d)(5)	Form of Indemnification Agreement to be entered into between the Company and its directors and officers (incorporated by reference to the Registration Statement on Form S-1 (No. 333-128820) filed by the Company on October 5, 2005, as amended).

(d)(6)	2004 Stock Plan (incorporated by reference to the Registration Statement on Form S-1 (No. 333-128820) filed by the Company on October 5, 2005, as amended).

(d)(7)	Form of Stock Option Agreement under the 2004 Stock Plan (incorporated by reference to the Registration Statement on Form S-1 (No. 333-128820) filed by the Company on October 5, 2005, as amended).

(d)(8)	2006 Equity Incentive Plan (incorporated by reference to the Registration Statement on Form S-1 (No. 333-128820) filed by the Company on January 24, 2006, as amended).

(d)(9)	Form of Stock Option Agreement under the 2006 Equity Incentive Plan (incorporated by reference to the Registration Statement on Form S-1 (No. 333-128820) filed by the Company on January 24, 2006, as amended).

(d)(10)	Employment Agreement, dated March 30, 2004, between the Company and Paul E. Berger, M.D. (incorporated by reference to the Registration Statement on Form S-1 (No. 333-128820) filed by the Company on October 5, 2005, as amended).

(d)(11)	Offer Letter with Jon D. Berger, dated March 31, 2004 (incorporated by reference to the Registration Statement on Form S-1 (No. 333-128820) filed by the Company on October 5, 2005, as amended).

(d)(12)	Professional Services Agreement, dated February 1, 2004, between Nighthawk Radiology Services, LLC and Paul E. Berger, M.D. (incorporated by reference to the Registration Statement on Form S-1 (No. 333-128820) filed by the Company on October 5, 2005, as amended).

(d)(13)	Board of Directors Compensation Policy, dated February 14, 2007 (incorporated by reference to the Registration Statement on Form 10-K (No. 000-51786) filed by the Company on March 6, 2007).

(d)(14)	Employment Agreement, dated January 8, 2007, between the Company and Mr. Timothy Mayleben (incorporated by reference to Form 8-K (No. 000-51786) filed by the Company on January 11, 2007).

(d)(15)	Letter Agreement between the Company and Mr. Charles R. Bland dated March 6, 2007 (incorporated by reference to Form 8-K (No. 000-51786) filed by the Company on April 9, 2007).

(d)(16)	Letter Agreement between the Company and Mr. Glenn R. Cole dated April 6, 2007 (incorporated by reference to Form 8-K (No. 000-51786) filed by the Company on April 9, 2007).

(d)(17)	Employment Agreement between the Company and Mr. Tim Murnane dated February 19, 2008 (incorporated by reference to Form 8-K (No. 000-51786) filed by the Company on February 25, 2008).

(d)(18)	Letter Agreement between the Company and Mr. David Engert dated April 23, 2008 (incorporated by reference to Form 8-K (No. 000-51786) filed by the Company on April 30, 2008).

(g)	Not Applicable.

(h)	Not Applicable.

*	Filed herewith.